UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Vornado Realty Trust
(Name of Issuer)
Common Shares of Beneficial Interest, $0.04 par value per share
(Title of Class of Securities)
929042109
(CUSIP Number)
Mr. Steven Roth
Interstate Properties
c/o Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to
William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

August 22, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D
CUSIP No. 929042109	Page 2 of 8

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Interstate Properties 22-1858622
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐

3	SEC use only

4	Source of funds (see instructions)
N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or place of organization
New Jersey
Number of shares beneficially owned by each reporting person with	7	Sole voting power
3,519,032
	8	Shared voting power
0
	9	Sole dispositive power
3,519,032
	10	Shared dispositive power
0
11	Aggregate amount beneficially owned by each reporting person
3,519,032
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13	Percent of class represented by amount in Row (11)
1.8%[1]
14	Type of reporting person (see instructions)
PN
1 Based upon 190,543,866 shares of Vornado Realty Trust common shares of beneficial interest outstanding on June 30, 2023 as reported by Vornado Realty Trust in its Form 10-Q for the period ended June 30, 2023.

SCHEDULE 13D
CUSIP No. 929042109	Page 3 of 8

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steven Roth
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐

3	SEC use only

4	Source of funds (see instructions)
N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or place of organization
United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
4,277,405
	8	Shared voting power
3,519,032
	9	Sole dispositive power
4,277,405
	10	Shared dispositive power
3,519,032
11	Aggregate amount beneficially owned by each reporting person
7,796,437
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13	Percent of class represented by amount in Row (11)
4.1%[2]
14	Type of reporting person (see instructions)
IN
2 Based upon 190,543,866 shares of Vornado Realty Trust common shares of beneficial interest outstanding on June 30, 2023 as reported by Vornado Realty Trust in its Form 10-Q for the period ended June 30, 2023.

SCHEDULE 13D
CUSIP No. 929042109	Page 4 of 8

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Russell B. Wight, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐

3	SEC use only

4	Source of funds (see instructions)
N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or place of organization
United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
2,451,366
	8	Shared voting power
3,519,032
	9	Sole dispositive power
2,451,366
	10	Shared dispositive power
3,519,032
11	Aggregate amount beneficially owned by each reporting person
5,970,398
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13	Percent of class represented by amount in Row (11)
3.1%[3]
14	Type of reporting person (see instructions)
IN
3 Based upon 190,543,866 shares of Vornado Realty Trust common shares of beneficial interest outstanding on June 30, 2023 as reported by Vornado Realty Trust in its Form 10-Q for the period ended June 30, 2023.

SCHEDULE 13D
CUSIP No. 929042109	Page 5 of 8

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Mandelbaum
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐

3	SEC use only

4	Source of funds (see instructions)
N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or place of organization
United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
3,352,793
	8	Shared voting power
3,519,032
	9	Sole dispositive power
3,352,793
	10	Shared dispositive power
3,519,032
11	Aggregate amount beneficially owned by each reporting person
6,871,825
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13	Percent of class represented by amount in Row (11)
3.6%[4]
14	Type of reporting person (see instructions)
IN

4 Based upon 190,543,866 shares of Vornado Realty Trust common shares of beneficial interest outstanding on June 30, 2023 as reported by Vornado Realty Trust in its Form 10-Q for the period ended June 30, 2023.

SCHEDULE 13D
CUSIP No. 929042109	Page 6 of 8

This Amendment No. 1 amends and supplements the Schedule 13D Statement originally filed by Interstate Properties on March 6, 2015 with respect to the Common Shares of Beneficial Interest, par value $.04 per share (the “Shares”), of Vornado Realty Trust, a Maryland real estate investment trust (the “Company”), which has its principal executive offices at 888 Seventh Avenue, New York, New York 10019. The statement on Schedule 13D, as amended and supplemented hereby, remains in full force and effect.
Item 2.Identity and Background.
(b)– (c) The principal business of Interstate Properties (“Interstate”) is real estate and investments. Interstate is located at, c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019. Mr. Roth’s business address is 888 Seventh Avenue, New York, New York 10019. Mr. Roth’s principal occupation is as a Managing General Partner of Interstate, Chairman of the Board of Trustees and Chief Executive Officer of the Company, and Chairman of the Board of Directors and Chief Executive Officer of Alexander’s, Inc. (“Alexander’s”). The Company’s and Alexander’s principal businesses are leasing, managing, developing and redeveloping real estate properties. Mr. Wight’s business address is, c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019, and his principal occupation is as a General Partner of Interstate. Mr. Mandelbaum’s business address is 354 Eisenhower Parkway, Suite 1900, Livingston, New Jersey 07639. His principal occupation is as a member in the law firm of Mandelbaum & Mandelbaum, P.C. and as a General Partner of Interstate.
Item 3.Source and Amount of Funds or Other Consideration.
On August 22, 2023, Interstate distributed to a partner of Interstate, Russell B. Wight, Jr., 1,984,516 Shares of the Company. The distribution of Shares to Mr. Wight by Interstate is equal to Mr. Wight’s pecuniary interest in the Shares held by Interstate immediately prior to such distribution. Mr. Wight is a Trustee of the Company and a General Partner of Interstate.
Item 5.Interest in Securities of the Issuer.
(a)– (b). Please see rows 7-13 of the cover page of this Schedule 13D for each Reporting Person. While Interstate and its partners may be considered a group, Interstate disclaims any beneficial ownership of the Shares held by its partners individually and each partner disclaims any beneficial ownership of the Shares held individually by the other partners. As of the close of business on August 22, 2023, the aggregate beneficial ownership of Interstate and its three partners is 13,600,596 Shares, or 7.1% of the outstanding Shares.
Shares reported as beneficially owned by Mr. Roth exclude 42,350 Shares owned by Mr. Roth’s spouse, as to which Mr. Roth disclaims any beneficial interest.
Shares reported as beneficially owned by Mr. Wight exclude 20,575 Shares owned by the spouse and children of Mr. Wight, as to which Mr. Wight disclaims any beneficial interest.
(c)On the dates indicated the following broker executed sales were made in open market transactions by the Wight Foundation, a charitable foundation in which Mr. Wight disclaims any pecuniary interest:

Date	Number of Shares	Sale Price Per Share	Aggregate Sale Price
July 12, 2023	3,000	$19.516	$58,451.53
July 13, 2023	700	$19.15	$13,320.89
July 13, 2023	3,000	$19.05	$56,783.54
August 7, 2023	2,000	$23.62	$47,173.62
August 7, 2023	2,000	$23.57	$47,073.62
August 7, 2023	2,000	$23.50	$46,933.62
August 7, 2023	2,000	$23.42	$46,773.62
August 7, 2023	2,000	$23.40	$46,734.42
August 7, 2023	5,000	$23.38	$116,744.06
August 10, 2023	3,000	$23.29	$69,870.00

SCHEDULE 13D
CUSIP No. 929042109	Page 7 of 8

On August 22, 2023, Interstate made a distribution to a partner of Interstate, Russell B. Wight, Jr., of 1,984,516 Shares of the Company.
Other than these transactions, there have been no transactions in the Shares effected by the Reporting Persons in the past sixty days.
(d)Other than a Reporting Person with respect to the Shares beneficially owned by such Reporting Person, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares that may be deemed to be beneficially owned by such Reporting Person.
Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented to add the following:
Mr. Roth, Mr. Wight and Mr. Mandelbaum have been granted 368,899, 43,955 and 43,955 restricted units, respectively, with respect to the Shares that are currently vested and redeemable by the holder for Shares or, at the Company’s option, cash equal to the value of those Shares. A form of the Company’s 2002 Omnibus Share Plan Restricted LTIP Unit Agreement, a form of the Company’s 2010 Omnibus Share Plan Restricted LTIP Unit Agreement and a form of the Company’s 2019 Omnibus Share Plan Restricted LTIP Unit Agreement are filed as Exhibit 5, Exhibit 6 and Exhibit 8, respectively, hereto.

Item 7.Material to be Filed as Exhibits
Item 7 is hereby amended and supplemented to add Exhibit 8:

Exhibit	Description
1	Joint Filing Agreement, dated as of March 6, 2015, among Interstate, Steven Roth, Russell B. Wight, Jr. and David Mandelbaum. Incorporated by reference to Exhibit No. 1 to Interstate’s Schedule 13D filed on March 6, 2015.
2	Registration Rights Agreement, dated as of December 29, 1992, between Steven Roth and the Company, as successor to Vornado, Inc. Incorporated by reference to Exhibit No. 2 to Interstate’s Amendment No. 1 to Schedule 13D filed on April 22, 1997.
3	Form of Vornado Realty Trust 2002 Omnibus Share Plan Incentive / Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit No. 6 to Interstate’s Amendment No. 3 to Schedule 13D filed on October 7, 2005.
4	Form of Vornado Realty Trust 2010 Omnibus Share Plan Incentive / Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-11954) filed on April 5, 2012.
5	Form of Vornado Realty Trust 2002 Omnibus Share Plan Restricted LTIP Unit Agreement. Incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K (File No. 001-11954) filed on May 1, 2006.
6	Form of Vornado Realty Trust 2010 Omnibus Share Plan Restricted LTIP Unit Agreement. Incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K (File No. 001-11954) filed on April 5, 2012.
7	Form of Vornado Realty Trust 2012 Outperformance Plan Award Agreement. Incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (File No. 001-11954) filed on February 26, 2013.
8	Form of Vornado Realty Trust 2019 Omnibus Share Plan Restricted LTIP Unit Agreement. Incorporated by reference to Exhibit 10.33 to the Company’s Quarterly Report on Form 10-K for the year ended December 31, 2019 (File No. 001-11954), filed on February 18, 2020.

SCHEDULE 13D
CUSIP No. 929042109	Page 8 of 8

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
DATED: August 22, 2023

INTERSTATE PROPERTIES

By:	/s/ STEVEN ROTH
Name: Steven Roth
Title: Managing General Partner

STEVEN ROTH

/s/ STEVEN ROTH
Name: Steven Roth

RUSSELL B. WIGHT, JR.

/s/ RUSSELL B. WIGHT. JR.
Name: Russell B. Wight Jr.

DAVID MANDELBAUM

/s/ DAVID MANDELBAUM
Name: David Mandelbaum